MAR.24'2004 12:21 12128097238 buchanan #1205 P.002

Uf 3/26/04

AH 3/24/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016255

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

RECD S.E.C.
MAR 2 4 2004
526

SEC FILE NUMBER
8- 48088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MATRIX USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT BUCHANAN (212)809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 BROADWAY (Address) NEW YORK (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCE BUCHANAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MATRIX USA, LLC, as of DECEMBER 31ST, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

3/24/04 Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Notary Public 3/24/04

GREGORY LEVINE
NOTARY PUBLIC-STATE OF NEW YORK
No. 02-LE6105268
Qualified In New York County
Commission Expires February 09, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX U.S.A., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

MATRIX U.S.A., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

CONTENTS

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To Unitholders of
Matrix U.S.A., LLC
230 Park Avenue
New York, NY 10169

We have audited the accompanying statement of financial condition of Matrix U.S.A., LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix U.S.A., LLC as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 24, 2004

MATRIX U.S.A., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 9,498
Commissions receivable	29,400
Due from broker	91,560
Securities owned, at market value	3,000
Prepaid expenses	14,985
Furniture and equipment (net of accumulated depreciation of $19,974)	16,350
Deposit	4,430
Total assets	$ 169,223

LIABILITIES AND UNITHOLDERS' DEFICIT

Liabilities	
Accounts payable and accrued expenses	$ 157,698
Subordinated borrowings	780,000
Unitholders' deficit	(768,475)
Total liabilities and unitholders' deficit	$ 169,223

The accompanying notes are an integral part of these financial statements.

MATRIX U.S.A., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Organization and Nature of Business

Matrix U.S.A., LLC, a limited liability company (the "Company"), was organized in the State of New York on November 21, 1994. The Company pursues private placement transactions and is permitted to execute equity securities transactions for customers. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 - Summary of Significant Accounting Policies

(a) Allocations of Net Income and Loss

Allocations of net income and loss are determined in accordance with the First Amendment to the Amended and Restated Operating Agreement of the Company.

(b) Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a settlement-date basis. Securities owned or sold, not yet purchased by the Company, are valued at market and the resulting unrealized gains or losses are reflected in income. There is no material difference between the trade date and the settlement date.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MATRIX U.S.A., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 2 - Summary of Significant Accounting Policies (Continued)

(d) Cash and Cash Equivalents

Cash equivalents consist of highly-liquid investments with original maturities of 90 days or less from the date of purchase.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents invested with major financial institutions and cash balances held with financial institutions, which at times exceed federally insurable limits.

(e) Due from Broker

Due from broker consists of cash at the clearing broker.

(f) Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

(g) Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the individual unitholders. Accordingly, no federal provision has been made.

(h) Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of company net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

Note 3 - Securities Owned, at Market Value

Marketable securities owned consist of trading and investment securities in corporate stocks at market value.

MATRIX U.S.A., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 4 - Subordinated Borrowings

As of December 31, 2003, the Company has equity subordinated loans subject to claims of general creditors payable to a related party of its minority unitholder as follows:

Due September 30, 2006, interest at 6%	$ 50,000
Due December 31, 2003, interest at 6%	40,000
Due December 31, 2003, interest at 6%	30,000
Due July 31, 2005, interest at 6%	30,000
Due November 30, 2005, interest at 6%	150,000
Due March 5, 2006	180,000
Due May 25, 2006	100,000
Due July 31, 2006	100,000
Due July 31, 2006	100,000
	$ 780,000

The subordinated borrowings have been approved by the NASD as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under the SEC Uniform Capital rule 15c3-1. Interest expense on subordinated borrowings was $37,271 for the year ended December 31, 2003.

Note 5 - Commitment

The Company occupies office space under a license agreement expiring December 15, 2004 at $14,400 per month with the right of termination pending sixty-day notice.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital deficiency of $(29,690), resulting in a capital deficiency of $(40,203). See Note 10 for the violation of net capital requirement.

Note 7 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

MATRIX U.S.A., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 8 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 - Going Concern

The Company incurred net losses during the last three years and, as of December 31, 2003, the Company's liabilities exceeded their total assets by $768,475. The Company's ability to meet its regulatory capital and regulatory requirements is dependent on the related party of the minority unitholder renewing the subordinated borrowings that matured and continuing new capital infusion when needed.

Note 10 - Rule 17a-11 Deficiency

The Company notified the NASD and the SEC of the net capital deficiency as of December 31, 2003, (rule 15c-3-1), on February 26, 2004. The deficiency was remedied by a cash deposit of $35,000 on January 15, 2004 and approval by the NASD to subordinate $58,510 of accrued interest, effective January 30, 2004. The Company is in capital compliance as of January 31, 2004.